

# Jason Hobson

HB+D // Orthogonal

Los Angeles, California

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**Hobson Bernardino + Davis LLP**

 **University of California, Los Angeles - The Anderson...**

 **See contact info**

**500+ connections**

Attorney, investor and Jedi. Experienced real estate and business attorney based in Los Angeles, California, with clients throughout the United States. Active investor of conscious companies, conscious products and companies making a positive impact --> Orthogonal.

## Experience

**Partner**

Hobson Bernardino + Davis LLP

2009 – Present · 9 yrs

**Principal**

Orthogonal // Reinmkr

Sep 2011 – Present · 7 yrs 3 mos
Marina del Rey, California

www.orthogonalthinker.com www.reinmkr.com

**Chair**

Synergy Community Development Corp.

Oct 2008 – Present · 10 yrs 2 mos

Affordable Housing Development

**Principal**

Domus

Oct 2008 – Sep 2012 · 4 yrs
Greater Los Angeles Area

**Sr. Counsel/Vice President**

Alliant Capital

Apr 2005 – Oct 2008 · 3 yrs 7 mos

National Tax Credit Syndicator

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## Education

 **University of California, Los Angeles - The Anderson School of Management**

MDE Program

2010 – 2011

 **University of California, Hastings College of the Law**

1993 – 1996

 **University of California, Hastings College of the Law**

1993 – 1996

**Show 3 more education** ⌄